Filed Pursuant to Rule 433

Registration Statement No. 333-185478

Free Writing Prospectus

(To Preliminary Prospectus Supplement dated July 24, 2013 and Prospectus dated December 14, 2012)

July 24, 2013

US$750,000,000 2.25% Notes due July 30, 2018

US$650,000,000 Floating Rate Notes due July 30, 2018

2.25% Notes due July 30, 2018

Issuer:	Westpac Banking Corporation

Principal Amount:	US$750,000,000

Ranking:	Senior Unsecured

Expected Ratings:	Aa2/AA-; Stable/Stable (Moody’s/S&P)

Legal Format:	SEC Registered Global Notes

Trade Date:	July 24, 2013

Settlement Date:	July 30, 2013 (T+4)

Maturity Date:	July 30, 2018

Coupon:	2.25%

Price to Public:	99.704%

Benchmark Treasury:	1.375% due June 30, 2018

Benchmark Treasury Spot and Yield:	99-30 3/4 / 1.383%

Re-offer Spread to Benchmark Treasury:	93 basis points

Re-offer Yield:	2.313%

Gross Spread:	25 basis points

All-in Price:	99.454%

Interest Payment Dates:	Payable semi-annually in arrears on January 30 and July 30 of each year, commencing January 30, 2014, subject to Business Day Convention

Day Count Convention:	30/360, unadjusted

Net Proceeds:	US$745,905,000

Business Days:

Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in Sydney, Australia, New York, New York, or London, United Kingdom are authorized or obligated by law or executive order to close

Business Day Convention:

Any payment of principal, premium and interest required to be made on an Interest Payment Date that is not a Business Day will be made on the next succeeding Business Day, and no interest will accrue on that payment for the period from and after the Interest Payment Date to the date of payment on the next succeeding Business Day

Denominations:	Minimum of US$2,000 with increments of US$1,000 thereafter

CUSIP:	961214CC5

ISIN:	US961214CC58

Joint Active Bookrunners:	J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC

US$650,000,000 Floating Rate Notes due July 30, 2018

Issuer:	Westpac Banking Corporation

Principal Amount:	US$650,000,000

Ranking:	Senior Unsecured

Expected Ratings:	Aa2/AA-; Stable/Stable (Moody’s/S&P)

Legal Format:	SEC Registered Global Notes

Trade Date:	July 24, 2013

Settlement Date:	July 30, 2013 (T+4)

Maturity Date:	July 30, 2018

Price to Public:	100%

Interest:	Floating Rate

Reference Benchmark:	U.S. Dollar three-month LIBOR

Spread to Benchmark:	plus 74 basis points

Gross Spread:	25 basis points

All-in Price:	99.75%

Interest Payment Dates:	Payable quarterly in arrears on January 30, April 30, July 30 and October 30 of each year, commencing October 30, 2013, subject to Business Day Convention

Interest Reset Dates:	Quarterly on January 30, April 30, July 30 and October 30 of each year, commencing October 30, 2013

Initial Interest Rate:	U.S. Dollar three-month LIBOR, determined as of two London business days prior to the Settlement Date, plus 74 basis points

Day Count Convention:	Actual/360

Net Proceeds:	US$648,375,000

Business Days:

Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in Sydney, Australia, New York, New York, or London, United Kingdom are authorized or obligated by law or executive order to close.

Business Day Convention:

If any interest payment date would fall on a day that is not a Business Day, other than the interest payment date that is also the date of maturity for the notes, that interest payment date will be postponed to the following day that is a Business Day, except that if such next Business Day is in a different month, then that interest payment date will be the immediately preceding day that is a Business Day.

Interest Periods:

Except as described below for the first interest period, on each interest payment date, interest will be paid or duly provided for the period commencing on and including the immediately preceding interest payment date and ending on and including the day preceding the next interest payment date. We refer to this period as an “interest period.” The first interest period will begin on and include July 30, 2013 and will end on and include October 29, 2013.

LIBOR Determination:

“LIBOR,” with respect to an interest period, shall be the rate (expressed as a percentage per annum) for deposits in United States dollars for a three-month period beginning on the second London banking day after the determination date (as defined below) that appears on the designated LIBOR page (as defined below) as of 11:00 a.m., London time, on the determination date. If the designated LIBOR page does not include this rate or is unavailable on the determination date, the calculation agent will request the principal London office of each of four major banks in the London interbank market, as selected by the calculation agent (after consultation with the Issuer), to provide that bank’s offered quotation (expressed as a percentage per annum) as of approximately 11:00 a.m., London time, on the determination date to prime banks in the London interbank market for deposits in a representative amount (as defined below) in United States dollars for a three-month period beginning on the second London banking day after the determination date. If at least two offered quotations are so provided, LIBOR for the interest period will be the arithmetic mean of those quotations. If fewer than two quotations are so provided, the calculation agent will request each of three major banks in New York City, as selected by the calculation agent (after consultation with the Issuer), to provide that bank’s rate (expressed as a percentage per annum), as of approximately 11:00 a.m., New York City time, on the determination date for loans in a representative amount in United States dollars to leading European banks for a three-month period beginning on the second London banking day after the determination date. If at least two rates are so provided, LIBOR for the interest period will be the arithmetic mean of those rates. If fewer than two rates are so provided, then LIBOR for the interest period will be LIBOR in effect with respect to the immediately preceding interest period.

“Designated LIBOR page” means the display on the Reuters 3000 Xtra Service (or any successor service) on the “LIBOR01” page (or any other page as may replace such page on such service) for the purpose of displaying the London interbank rates of major banks for United States dollars.

“Determination date” with respect to an interest period will be the second London banking day preceding the first day of the interest period.

“London Banking Day” is any day in which dealings in United States dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

“Representative amount” means a principal amount that is representative for a single transaction in the relevant market at the relevant time.

All calculations of the calculation agent, in the absence of manifest error, will be conclusive for all purposes and binding on the Issuer and on the holders of the floating rate notes. In no event shall the interest rate on the notes be higher than the maximum rate permitted by New York law, as the same may be modified by United States law of general application. The calculation agent will, upon the request of any holder of the floating rate notes, provide the rate of interest then in effect.

All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655)) and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).

Initial Calculation Agent:	The Bank of New York Mellon

Denominations:	Minimum of US$2,000 with increments of US$1,000 thereafter

CUSIP:	961214CB7

ISIN:	US961214CB75

Joint Active Bookrunners:	J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC

Free Writing Prospectus

(To Preliminary Prospectus Supplement dated July 24, 2013 and Prospectus dated December 14, 2012)

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.